Exhibit 99.3
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Financial Summary of quarter ended March 31, 2008 (Indian GAAP) – Wipro Limited Consolidated
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Wipro Limited (Consolidated) Revenue 5,700 8% 32 % Profits After Tax 880 3% 3%
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Key Segmental Results Global IT Services 3,833 6% 804 4 % Consumer Care & Lighting 481 11% 63 20%
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Highlights for the quarter – Global IT business
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· Revenues at $959.9 M (YoY growth of 39%), ahead of guidance of $955 M for the
· quarter
· During the quarter, Wipro IT Business won 3 multi-year multi-million dollar deals
· Global IT Services & Products added 29 new clients in the quarter
· IT services revenue growth driven by 5.6% Volume Growth
· Revenues from Fixed price projects increased by about 60 bps sequentially
· For the quarter, Global IT services added 2,290 employees on net basis
· Gross utilization in IT services improved by 450 bps YoY in spite of higher campus intake; BPO gross utilization improved 420 bps YoY
· Wipro was cited by Forrester as “A Leader in Oracle Implementation Services”

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· Verticals:
· Financial Solutions delivered 7.7% seq growth and 43% YoY TSP business delivered a YoY growth of 52%
· Enterprise Solutions grew 6.1% seq ; Manufacturing grew 31% YoY, Retail grew 26% YoY, Energy & Utilities vertical grew 19.2% seq
· Differentiated Services:
· Testing grew 42% YoY, Consulting grew 58% YoY TIS grew 30.8% QoQ and 57% YoY
· Geography:
· U.S grew 4.3% QoQ while Europe grew 36% YoY
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Customer Dynamics – Global IT business
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Added 29 new clients, out of which 2 are from Fortune 1000/ Global 500 Corporations.
15 new customers were in the Enterprise business; 14 of the new customers were from North
America.
14 clients with >$50Mn run rate (12 in Q3) and 315 customers with > $1 Mn Revenue run-rate
(vs. 313 in Q3).
Several large wins during the quarter including: o Wipro won a large deal from a leading Consumer Electronics company in US. It is a 5 year engagement which includes Application Management Services covering all applications of the enterprise. o Wipro was selected by NEC Electronics for rendering semiconductor design services and establishing a dedicated engineering development center. The development centre will provide front-end and back-end design services and IP to NEC Electronics for Application Specific Integrated Circuits (ASICs) and microcontrollers in the Digital Consumer and Automotive areas.
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Other Highlights – Global IT business
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During this quarter, Wipro’s leadership in innovation was further showcased through private events in Davos, an influencer conclave in UK and a global media meet in Bangalore.
As part of customer experience enrichment program at Wipro’s Applied Innovation Lab, Wipro launched The Intelligent NextGen Associate “TINA” at the NRF Annual Convention & Expo. A
Retail automation platform TINA is a platform on which customer interaction applications that use speech, touch and motion may be deployed.
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Awards & Recognitions – Global IT business
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Wipro’s high level of customer orientation led to its winning the Avaya Global Connect
Customer Responsiveness Award.
During the quarter, Wipro continued to be recognized for excellence being cited by Forrester Research as a “Leader in Oracle Implementation Services”. The report states that Wipro is “a strong fit for clients looking at leveraging global delivery model”.
Wipro also bagged the Corporate University Xchange Award and was recognized with “Best
Practice Award in the Corporate / College Partnership category”.
The FAO Research Inc, the only research firm focused exclusively on F&A and Procurement outsourcing market announced that Wipro BPO has got top honors along with its customer Avago Technologies in 2008 FAO Research Awards of distinction.
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Key Highlights – Wipro Infotech
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For the quarter, Wipro Infotech recorded revenues of Rs.9,998 Mn, a growth of 29% YoY, and
PBIT of Rs. 895 Mn, a growth of 23% YoY.
Services business contributed 34% to total Revenue during the quarter.
Wipro Arabia Ltd. won a 5 years contract valued over $ 50 Mn from Etihad Atheeb
Telecommunications Company in Kingdom of Saudi Arabia. The scope of the contract includes provisioning & management of a comprehensive suite of OSS / BSS telecom solutions.
Marquee wins in the quarter include a comprehensive SAP implementation project from Adani Infrastructure Development (P) Ltd and infrastructure integration & management contracts from Bangalore International Airport Ltd., Suzlon Energy and Bharat Earth Movers Ltd.
During the quarter, Cisco awarded the best partner award to Wipro Infotech in India. Microsoft conferred the Gold Award for 2007 on Wipro Infotech for all round performance in solution design and delivery.
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Other Highlights
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Wipro Consumer Care and Lighting (WCCL)
For the quarter, Wipro Consumer Care and Lighting (including Unza) recorded Revenues of Rs.
4,804 million, a growth of 128% YoY and PBIT of Rs. 613 million, a growth of 87% YoY.
Unza continued to see good underlying value growth in Malaysia, Middle East, Indochina and Indonesia.
Enchanteur (an Unza Brand) has been launched in select cities in India.
Our domestic business continued its robust revenue growth at 28% YoY, our 9th consecutive quarter of 25%+ growth.
SANTOOR is now No. 3 Brand in Toilet Soap category in India, in value terms.
Q4 Domestic Growth of 28% was fuelled by our flagship brand Santoor with 29% growth. Our Commercial & Institutional Lighting business and Modular furniture business have recorded a 35% YTD YoY growth
Wipro Infrastructure Engineering (WIN)
Globally No 2 in Hydraulic Cylinder Business.
WIN Crosses mark of Rs 10,000 Mn revenue, YOY revenue growth for the year at 77%. Continues to Maintain market share across segments.
Europe acquisition results on Plan for year 1.
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Highlights of the year gone by
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Wipro’s Total IT Business crosses $4 billion in FY 07-08
Wipro Limited Revenue surges by 33% to touch Rs. 200 billion (Rs. 19957 Crores)
2 Large acquisitions – Unza in the Consumer Care and Infocrossing in Global IT
Our Technology business in Global IT Services segment crossed $1 billion of annual Revenue Business from the Americas and Europe crossed $2 billion and $1 billion respectively Local delivery centers set up in Atlanta (US), Troy, Michigan (US), Monterrey (Mexico), Cebu (Philippines) and Wroclaw (Poland)
Revenue from our India, Middle East and Asia Pacific business grew by 51% ; PBIT grew by 46%
Wipro Consumer Care and Lighting business including acquisition of Unza grew its Revenue
86% YoY and PBIT 89% YoY
SANTOOR is now No. 3 brand in Toilet Soap category in India, in value terms
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Summary
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Fiscal 2009 with cautious optimism. Market situation is changing rapidly, which has a bearing on our immediate business dynamics. However, we remain resilient and confident of our prospects
Differentiated service lines continue to demonstrate significantly higher growth.
Balanced focus on both organic and inorganic growth working well.
In India, Wipro Infotech business taking off with significant traction seen in large deals in India and other geographies.
WCCL and WIN growing well ahead of industry growth rates.
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Supplemental Data
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Financial Summary of quarter ended March 31, 2008 (As per US GAAP)
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| | | | | | Wipro Limited (Consolidated) —
| | | | | | Key Segmental Results Global IT Services 3,827 6% 778 5 % India, ME & Asia Pac IT 1000 8% 89 18 % Biz. Consumer Care & Lighting 480 19% 61 22%
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Key Operating Metrics in Global IT Business for quarter ended March 31, 2008
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Revenue Break-down:
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Key Client Metrics in Global IT Business for quarter ended March 31, 2008
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Customer Concentration
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Customer Size Distribution
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